J.P. Morgan Securities LLC

Piper Jaffray & Co.

As Representatives of the

several Underwriters listed

in Schedule 1 of the Underwriting Agreement

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o Piper Jaffray & Co.

345 Park Avenue, 12th Floor

New York, New York 10154

VIA EDGAR

September 25, 2017

Suzanne Hayes

Christine Westbrook

Office of Healthcare and Insurance

Division of Corporate Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Deciphera Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-220299

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Deciphera Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on September 27, 2017 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 18, 2017:

(i)	Dates of distribution: September 18, 2017 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 333

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 50

We, the undersigned, as representative of the several underwriters, has complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, J.P. MORGAN SECURITIES LLC PIPER JAFFRAY & CO. Acting on behalf of itself and the several underwriters By: J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett Title: Executive Director
By: PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina Title: Managing Director

[Signature Page to the Acceleration Request]